UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Point Blank Solutions, Inc.
Full Name of Registrant

Former Name if Applicable

2102 SW 2nd Street
Address of Principal Executive Office (Street and Number)

Pompano Beach, Florida 33069
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Point Blank Solutions, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2008 (the “Form 10-K”) within the prescribed time period without unreasonable effort and expense because all procedures necessary to finalize the audit of the Company’s financial statements and related disclosures to be included in the Form 10-K were not completed within the prescribed time period. As part of that process, management was reviewing disclosure related to its inventory levels, and such process needed to be finalized before filing the Form 10-K. Subsequently, these procedures, and the audit, have been completed. The delay in filing this Form 10-K is not due to any change in or disagreement with the Company’s independent registered public accounting firm. The Company expects to file the Form 10-K on March 17, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Larry R. Ellis	(954)	630-0900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please refer to Annex A, which is attached to this Form 12b-25 and incorporated by reference herein.

Point Blank Solutions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2009	By	/s/ Larry R. Ellis
Chief Executive Officer

Annex A (pursuant to Part IV, Question 3)

The following discussion of changes in results of operations from fiscal year 2007 to fiscal year 2008 is excerpted from Point Blank Solutions, Inc.’s (the “Company,” “we” or “us”) Annual Report on Form 10-K for fiscal year 2008, being filed concurrently with this Form 12b-25:

Consolidated net sales for the year ended December 31, 2008 were $164.9 million, compared to $320.8 million for the year ended December 31, 2007. This 49% decrease is primarily attributable to decreases in sales to the U.S. military in 2008.

Cost of goods sold decreased from $259.3 million for the year ended December 31, 2007 to $159.1 million for the year ended December 31, 2008. This decline is due to the decrease in sales above. During the fourth quarter of 2008, there was an $8.2 million charge for inventory impairment recorded in cost of goods sold. There were many reasons for the impairment including the following: there were remnants that were deemed obsolete; material was purchased by the Company that could not sell at the anticipated rate and materials that the Company’s internal quality control process determined were not suitable for their intended use in the ordinary course of business.

Gross profit margin decreased from 19.2% for the year ended December 31, 2007 to 3.5% for the year ended December 31, 2008. The decline in gross profit margin as a percentage of net sales is due primarily to lower volume as a result of delays in contract awards, constraints on price increases due to the competitive market, higher raw materials costs and under absorbed overhead costs as a result of our levels of production. In addition, we had an $8.2 million inventory impairment adjustment in the fourth quarter of 2008 as discussed previously.

Operating costs were $13.5 million or 8.2 % of net sales for the year ended December, 31, 2008, versus $49.8 million or 15.5% of net sales for the year ended December 31, 2007. The decrease in operating costs for the year ended December 31, 2008 of $36.3 million as compared to the year ended December 31, 2007.

Interest expense for the year ended December 31, 2008 was approximately $1.3 million, compared to $0.8 million for the year ended December 31, 2007. The increase is attributable to higher average outstanding balances in our revolving line of credit. In addition, interest expense was incurred during 2008 on the $2.5 million note payable for Lifestone.

As of December 31, 2008, our working capital was approximately $20.2 million, compared to $34.9 million as of December 31, 2007. The decrease in working capital in 2008 is mainly attributable to a decrease in inventory due to a fourth quarter inventory impairment reserve of $8.2 million; funding our investment in Lifestone Materials and higher borrowings under our revolving line of credit.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).